SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2006

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNOUNCEMENT

Portugal Telecom, SGPS, S.A.
Public Company
Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 395,099,775
Registered in the Commercial Registry Office of Lisbon and
Collective Entity no. 503 215 058

Qualified Holding

Following the announcement on the qualified holding of the investment banking division of Credit Suisse made yesterday, Portugal Telecom informs that it has received the communication hereby attached from Credit Suisse International.

Lisbon, 4 October 2006

CREDIT SUISSE	CREDIT SUISSE SECURITIES (EUROPE) LIMITED
	One Cabot Square	Phone	+44 (0)20 7888 8888
	London E14 40J	Fax	+44 (0)20 7886 1600
www.credit- suisse.com

Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40, 9º,
1069-300 Lisboa
Portugal

Att.: Conselho de Administração

Por fax: (+351) 21 500 0800
Original por correio

4 October 2006

Portugal Telecom, SGPS, S.A. – Retraction of disclosure notification

Dear Sirs,

On 03 October 2006 we notified you that as of 29 September 2006 the Investment Banking Division of Credit Suisse ("Credit Suisse") held a total of 22,685,367 ordinary shares of Portugal Telecom SGPS SA ("The Company"), representing an interest of approximately 2.01 % of the Company.

It has subsequently come to our attention that due to a duplicate trade booking, the actual holding by Credit Suisse in the shares of the Company as of 29 September 2006 was 20,515,357, representing an interest of approximately 1.82% of the Company.

We request that you make the appropriate announcement to the market to clarify the correct holding of Credit Suisse and apologise for any inconvenience caused.

For and on behalf of

/S/ Credit Suisse International
Credit Suisse International

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 04, 2006

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.